Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

CLOSING OF THE DISPOSAL AND EXTERNAL INVESTMENT

CONCERNING

THE PIPELINE BUSINESS AND ASSETS

We refer to the announcement of PetroChina Company Limited (the “Company”) dated 23 July 2020 and the circular of the Company dated 12 August 2020 (the “Circular”) in relation to the disposal and external investment concerning the pipeline business and assets. Unless otherwise defined, capitalized terms used in this announcement shall have the same meanings as those defined in the Circular.

The Board is pleased to announce that all of the conditions precedent set out in the Transaction Agreements have been satisfied. The ownership and risk of the Target Assets shall be passed to PipeChina at 24:00 on the date of this announcement. Meanwhile, pursuant to the Operation Agreement, the Company has recently entered into service contracts with PipeChina with respect to the use of relevant oil and gas pipeline facilities and natural gas infrastructure, in which the conditions and arrangements for related services have been agreed on.

By order of the Board PetroChina Company Limited Company Secretary Chai Shouping

Beijing, the PRC

30 September 2020

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Li Fanrong as Vice Chairman and non-executive Director; Mr. Liu Yuezhen, Mr. Lv Bo, Mr. Jiao Fangzheng and Mr. Huang Yongzhang as non-executive Directors; Mr. Duan Liangwei as executive Director; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.